

Manish Kapoor · 2nd

Founder & CEO, TruKno / Host, CSOWeekly.com Newscast

Denver Metropolitan Area · Contact info

500+ connections

4 mutual connections: Casey Leffers, Justin Renfro, and 2 others

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TruKno

Harvard University

About

Manish is the founder & CEO of TruKno, a threat intelligence platform helping enterprises and security professionals keep up with the ever-changing cyber threat landscape.

Prior to Founding TruKno Manish spent 10 years at Cisco systems focusing on Cyber Security Cloud Strategy & SDN/NFV/XaaS Business Models

Dedicated to helping the cyber security community get the intelligence they need to make informed security decisions.

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Thank you so much for your consideration! I am so grateful...



FINALIST!!!
CISO CHOICE AWARDS 2022
Threat Intelligence
FINALIST 2022
CISO CHOICE AWARDS

62 · 21 comments

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#CSOWeekly - 3 min summary of the latest cyber threats &...



Apr, 2022

CSO Weekly (Video Episode # 11) with Manish Kapoor,...

10

Post

#CSOWeekly - 3 min video summary of the latest cyber...



Mar, 2022

CSO Weekly (Video Episode # 10) with Manish Kapoor,...

14

Activity

3,068 followers

Manish Kapoor commented on a post • 2h

Good headshots!Robert Fernandes

37 · 3 comments

Manish Kapoor reposted this • 2h

Traffic Distribution System (TDS) is being used by TA866 threat actor in a phishing campaign. #iocs #mitreattack (MITRE TTPs at 'Procedure' level details) on the TruKno blog. ...show more



Screentime: Sometimes It Feels Like Somebody's Watching Me

trukno.com • 1 min read

3

Manish Kapoor commented on a post • 17h

Congrats! Ron Gula

91 · 5 comments

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Experience

Founder & CEO

TruKno

Dec 2019 - Present · 3 yrs 3 mos

Greater Denver Area

TruKno is a Highly Curated Threat Intelligence SaaS Platform for the cybersecurity industry.

Cisco Systems

10 yrs 1 mo

- **Director of Sales and Business Development**

  Dec 2015 - Jun 2017 · 1 yr 7 mos

  Greater Denver Area

  Led a team of sales BDMs that worked on large complex deals, TCO and Business Cases around Cloud/Managed Network & Cyber Security Services, Virtualization, SDN, NFV and X as a Serv ...see more

- **Sr. Sales Business Development Manager**

  Jun 2007 - Nov 2015 · 8 yrs 6 mos

  Denver, CO

  • Drove Cloud Strategy engagements with many large Global Service Providers (ATT, Verizon, Orange, Deutsche Telekom, Vodafone, Telstra, Rogers, TELMEX / America Movil, etc.) to help them tra ...see more

Sales Account Manager

Motorola / Freescale Semiconductor
Feb 2001 - 2006 · 5 yrs
Boston, MA

• Called on strategic and top emerging customers (i.e. start-ups) in the telecommunications equipment
industry selling them Network/Communication Processors, Digital Signal Processors (DSP) ar ...see more

Product Manager
Motorola (Semiconductor Division)
Jan 2000 - Jan 2001 · 1 yr 1 mo
Austin, TX

• Acted as a Product Manager in four different product teams (8-Bit MCU, 32-Bit Communication
Processor, DSP & Network Processor) as a part of the one year long technical sales training p ...see more

Aircraft Simulation Engineer (Intern)
United Airlines
Jul 1997 - Dec 1999 · 2 yrs 6 mos
Denver, CO

• Led a project for implementing the Autopilot for a Boeing 747-400 Aircraft Simulator.
                                                                                      ...see more

Education

Harvard University
Masters, Business Management
2004 - 2007

ALM - Masters, Business Management (Strategy & Finance)

University of Colorado Boulder
Bachelors, Electrical Engineering
1995 - 1999

Skills

Strategy

Endorsed by Carlos Cordero and 2 others who are highly skilled at this

Endorsed by 2 colleagues at TruKno

50 endorsements

Cloud Computing

Endorsed by Mohammad Abdel-Khaliq and 10 others who are highly skilled at this

Endorsed by 2 colleagues at TruKno

45 endorsements

Go-to-market Strategy

Endorsed by Mohammad Abdel-Khaliq and 5 others who are highly skilled at this

Endorsed by 2 colleagues at TruKno

43 endorsements

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Recommendations

Received   Given

Alex Krikos · 3rd
Product & Marketing Management: Cloud & Developer Programs
February 12, 2010, Alex worked with Manish but they were at different companies

Manish has the rare combination of technical depth and business awareness in the cloud computing and
services arenas. I've always been impressed with Manish's ability to not only understand the customer's
problems, but also craft and execute tactical and strategic solutions. The customer has a strong
advocate in Manish Kapoor--he is fully committed to customer and has a thorough understan ...see more

Honors & awards

Cloud Business Model Innovation Award
Issued by Cisco Systems · Jan 2013

Associated with Cisco Systems

Teamwork and Collaboration Award
Issued by Cisco Systems · Jan 2008

Associated with Cisco Systems

"Class Marshal" i.e. Valedictorian
Issued by Harvard University · Jun 2007

Associated with Harvard University

Honored as "Class Marshal" i.e. Valedictorian for the Harvard University evening school graduating class of 2007

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Languages

English
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

Punjabi

Native or bilingual proficiency

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Interests

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